U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

Amendment No. 2

(Check One)

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission file number:

EXCELLON RESOURCES INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	2122	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

10 King Street East, Suite 200

Toronto, Ontario, Canada, M5C 1C3

(416) 364-1130

(Address and Telephone Number of Registrant’s Principal Executive Offices)

J.P. Galda & Co.

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Attention: J.P. Galda

jpgalda@jpgaldaco.com

(215) 815-1534

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)

of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares, Without Par Value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [  ]            No [X]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [  ]            No [X]

EXPLANATORY NOTE

Excellon Resources Inc. has prepared this Amendment No. 2 to the Registration Statement on Form 40-F (File No. 001-39491) for the sole purpose of filing with the Securities and Exchange Commission (“SEC”) exhibits not previously filed with the Registration Statement on 40-F filed on September 8, 2020 (the “Original Form 40-F”) because of a limitation on the number of exhibits that may accompany it on the Edgar servers. Save for the aforementioned inclusion of additional exhibits to the Original Form 40-F, nothing herein amends the Original Form 40-F and the Registration Statement that accompanies it and accordingly such Registration Statement has not been included herein.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements” within the meaning of applicable Canadian Securities legislation and applicable U.S. securities laws concerning the Company’s plans for its properties, operations and other matters. Except for statements of historical fact relating to Excellon Resources Inc. (the “Company” or “Excellon”), certain statements contained herein constitute forward-looking statements including, but not limited to, statements regarding future anticipated and current exploration programs and expenditures, exploration results, the potential discovery and delineation of mineral deposits/resources/reserves, potential mining and processing scenarios, production estimates, the anticipated success of mineral processing procedures, anticipated continued sales of ore and concentrate sales, proposed business plans, anticipated business trends and metal prices, future anticipated operating costs, reclamation cost estimates, revenues and cash flow, and may relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “believes”, “proposed”, “intends” or “does not intend”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be, or not be, taken, occur or be or not be achieved) are not statements of fact and may be “forward- looking statements”.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially and adversely from those reflected in the forward-looking statements. A description of the risk factors applicable to the Company can be found in the Annual Information Form incorporated herein by reference (the “Annual Information Form”) under “Description of the Business – Risk Factors”. Should one or more of the risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made and except as required by law the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, assumptions and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty or weight to forward-looking statements.

Readers are also cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward- looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or that, if any of them do so, what benefits the Company will derive therefrom.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in the Exhibits, incorporated by reference into this Registration Statement. Except as required by applicable law, Excellon does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, Excellon, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the Annual Information Form, attached hereto as Exhibit 99.51 and the cautionary statement contained in the Forward-Looking Statements section of the 2019 Management’s Discussion and Analysis, attached hereto as Exhibit 99.10.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Excellon is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Excellon’s annual audited consolidated financial statements and unaudited interim financial statements incorporated by reference in this Form 40-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Excellon’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Excellon is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The terms “Measured”, “Indicated” and “Inferred” Mineral Resources used or referenced in Annual Informatio Form are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves. The CIM standards differ significantly from standards in the United States. United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or that Mineral Resources will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies other than a Preliminary Economic Study (“PEA”).

United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable or that an Indicated Mineral Resource is economically or legally mineable.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING ADJACENT OR SIMILAR PROPERTIES

The Annual Information Form may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Excellon hereby incorporates by reference Exhibits 99.1 through 99.120 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F which requires a description of the common shares of Excellon (the “Common Shares”) registered pursuant to this Form 40-F, Excellon is authorized to issue an unlimited number of Common Shares. Each Common Share is entitled to one vote at a meeting of Excellon shareholders. As at September 4, 2020, 159,907,215 Common Shares were issued and outstanding.

In accordance with General Instruction D.(9) of Form 40-F, Excellon has filed written consents of the experts named in the foregoing exhibits as Exhibits 99.114 and 99.120, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

Excellon does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in Excellon’s management’s discussion and analysis for the fiscal year ended December 31, 2019 in Exhibit 99.10 as filed with this Form 40-F contains Excellon’s disclosure of contractual obligations and is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Excellon undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

(1)	Concurrently with the filing of this Registration Statement, Excellon shall file a Form F-X with the Commission.

(2)	Any change to the name or address of the agent for service of Excellon shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Excellon.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 8, 2020	EXCELLON RESOURCES INC.

	By:	/s/ Brenden Cahill
	Name:	Brenden Cahill
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No	File Description
2019 - Financials and MD&As
Ex 99.1	Consolidated Financial Statements - December 31, 2018 and 2017 +
Ex 99.2	Management's Discussion and Analysis - December 31, 2018 +
Ex 99.3	Management's Discussion and Analysis - June 30, 2019 +
Ex 99.4	Interim Financial Statements - March 31, 2019 +
Ex 99.5	Management's Discussion and Analysis - March 31, 2019 +
Ex 99.6	Interim Financial Statements - June 30, 2019 +
Ex 99.7	Interim Financial Statements - September 30, 2019 +
Ex 99.8	Management's Discussion and Analysis - September 30, 2019 +
Ex 99.9	Consolidated Financial Statements - December 31, 2019 and 2018 [needs audit report inserted after page 253] +
Ex 99.10	Management's Discussion and Analysis - December 31, 2019 +
Ex 99.11	Management's Discussion and Analysis - June 30, 2019 +
2019 - MIC & AIF
Ex 99.12	Annual Information Form for the year ended December 31, 2018 +
Ex 99.13	Management Information Circular for 2019 Annual Meeting +
2019 - News Releases
Ex 99.14	Excellon Appoints Vice President Special Projects +
Ex 99.15	Excellon Announces Exploration Results Platosa +
Ex 99.16	Production Results +
Ex 99.17	Platosa Surface Drilling NE1S +
Ex 99.18	Excellon Announces Further Drilling Results from Evolucion +
Ex 99.19	2018 Financial Results +
Ex 99.20	Q1 2019 Production Results +
Ex 99.21	Q1 Financial Results +
Ex 99.22	2019 Results of Annual Meeting +
Ex 99.23	Management Changes +
Ex 99.24	Appointment of Chief Financial Officer +
Ex 99.25	Q2 2019 Production Results +
Ex 99.26	Q2 2019 Financial Results +
Ex 99.27	EXN Completes Bought Deal Financing +
Ex 99.28	Excellon Options Silver City Project from Globex +
Ex 99.29	Q3 2019 Production Results +
Ex 99.30	Management Changes +
Ex 99.31	Q3 2019 Financial Results +
Ex 99.32	19 12 05 Martinez Lomas Litigation +
2019 - Other filings
Ex 99.33	Notice of meeting +
Ex 99.34	52-109 CEO Certification +
Ex 99.35	52-109 CFO Certification +
Ex 99.36	52-109 CEO Certification +
Ex 99.37	52-109 CFO Certification +
Ex 99.38	Report of voting +
Ex 99.39	Material Change Report +
Ex 99.40	52-109 CEO Certification +
Ex 99.41	52-109 CFO Certification +
Ex 99.42	Material Change Report +
Ex 99.43	Decision Document +
Ex 99.44	Marketing Materials +
Ex 99.45	Preliminary Short Form Prospectus +
Ex 99.46	Qualification Certificate +
Ex 99.47	Underwriting or Agency Agmt +
Ex 99.48	Decision Document +
Ex 99.49	Final Short Prospectus +
Ex 99.50	Material Change Report +
Ex 99.51	52-109 CEO Certification +
Ex 99.52	52-109 CFO Certification +

2020 - Financials and MD&As
Ex 99.53	Interim Financial Statements - March 31, 2020 +
Ex 99.54	Management's Discussion and Analysis - March 31, 2020 +
Ex 99.55	Interim Financial Statements - June 30, 2020 +
Ex 99.56	Management's Discussion and Analysis - June 30, 2020 +
2020 - MIC & AIF
Ex 99.57	Annual Information Form for year ended December 31, 2019 +
Ex 99.58	Management Information Circular for 2020 Annual Meeting +
Ex 99.59	Joint Management Information Circular - Arrangement & Share Issuance (March 2020) +
2020 - News Releases
Ex 99.60	2019 Production Results +
Ex 99.61	Excellon Announces Exploration Update +
Ex 99.62	Excellon And Otis Obtain Interim Order +
Ex 99.63	Excellon And Otis Mailing of Circular +
Ex 99.64	Excellon and Otis Proxy Advisor Recommendation +
Ex 99.65	2019 Financial Results +
Ex 99.66	Excellon Provides Update on Developments Related to COVID-19 +
Ex 99.67	Joint NR announcing Meeting Results +
Ex 99.68	Excellon And Otis Obtain Final Order +
Ex 99.69	Excellon Completes Acquisition of Otis Gold +
Ex 99.70	Q1 Production Results +
Ex 99.71	Kilgore Court Decision +
Ex 99.72	Update on Filing of First Quarter 2020 Financial Results rate +
Ex 99.73	COVID-19 Update and Restart of Operations +
Ex 99.74	Q1 2020 Financia Results +
Ex 99.75	Silver City - HIF RD Agreement +
Ex 99.76	Silver City - Receipt of Drilling Permit +
Ex 99.77	Convertible Debenture Financing +
Ex 99.78	Silver City - Commencing Drilling +
Ex 99.79	Upsizing Convertible Debenture Financing +
Ex 99.80	Closing Debenture Financing +
Ex 99.81	Q2 2020 Financial Results +
Ex 99.82	AGM Results +
2020 - Other filings
Ex 99.83	Material Change Report +
Ex 99.84	Voting Support Agreement - Anna Ladd-Kruger +
Ex 99.85	Voting Support Agreement - Nisha Hasan +
Ex 99.86	Voting Support Agreement - Andre Fortier +
Ex 99.87	Voting Support Agreement - Corporate Responsibility Solutions +
Ex 99.88	Voting Support Agreement - Olivier Fernandez +
Ex 99.89	Voting Support Agreement - Andrew Farncomb +
Ex 99.90	Voting Support Agreement - Laurence Curtis +
Ex 99.91	Voting Support Agreement - Daniella Dimitrov +
Ex 99.92	[intentionally omitted]
Ex 99.93	Voting Support Agreement - Benjamin Pullinger +
Ex 99.94	Voting Support Agreement - Jacques McMullen +
Ex 99.95	Voting Support Agreement - Alan McFarland +
Ex 99.96	Voting Support Agreement - Ronald Marino +
Ex 99.97	Voting Support Agreement - Brendan Cahill +
Ex 99.98	Arrangement Agreement with Otis Gold *
Ex 99.99	52-109 CEO *
Ex 99.100	52-109 CFO *
Ex 99.101	Report on Voting Results *
Ex 99.102	Material Change Report *
Ex 99.103	Business Acquisition Report *
Ex 99.104	52-109 CEO *
Ex 99.105	52-109 CFO *
Ex 99.106	Report of exempt distribution *
Ex 99.107	Notice of Meeting *
Ex 99.108	Material Change report *
Ex 99.109	52-109 CEO *
Ex 99.110	52-109 CFO *
Ex 99.111	Report on Voting results *
Ex 99.112	Warrant Indenture dated June 30, 2020 *
Ex 99.113	Indenture dated June 30, 2020 *
Consents
Ex 99.114	Conformed Consent of David Rowe *
Ex 99.115	Conformed Consent of Lane *
Ex 99.116	Conformed Consent of Harvey *
Ex 99.117	Conformed Consent of Glen Cole *
Ex 99.118	Conformed Consent of JJ Brown *
Ex 99.119	Consent of PriceWaterhouseCoopers *
Ex 99.120	Consent of D&H Group LLP *

* Filed herewith.

+ Previously filed on September 8, 2020.

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